REDCORP

FILE No. 82-1824

RECEIVED

2004 AUG -5 A 9:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE

04036016

July 29, 2004

News Release 04-17

NON-BROKERED PRIVATE PLACEMENT CLOSED

UNDER

REDCORP VENTURES LTD. (RDV-TSX) (the "Company") is pleased to announce that it has closed on July 28 its previously announced non-brokered private placement with a single investor of 1,708,142 units at a price of $0.35 per unit to raise net proceeds of $550,021.72. Each unit consists of one common share and one transferable warrant, and each warrant will entitle the holder to purchase an additional common share at a price of $0.50 for two years from closing.

The net proceeds from the sale of the units will be used to advance the Tulsequah property towards feasibility and also for general working capital purposes.

Redcorp Ventures Ltd. is a Vancouver based mineral exploration and development Company with active projects in British Columbia, Canada. Further information on Redcorp can be obtained on the Company's website at www.redcorp-ventures.com

PROCESSED

AUG 06 2004

THOMSON FINANCIAL

ON BEHALF OF THE BOARD OF DIRECTORS OF REDCORP VENTURES LTD.

Per: "Terence Chandler"
Terence Chandler, President

"Not for distribution to United States newswire services or for dissemination in the United States."

This document contains certain forward looking statements which involve known and unknown risks, delays and uncertainties nut under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or expectations implied by these forward looking statements.

dlw 8/5

REDCORP VENTURES LTD.

Suite 760, 777 Hornby Street, Vancouver, B.C., Canada V6Z 1S4
Tel: 604 669 4775 ● Fax: 604 669 5330 ● Toll free: 1-888-669-4775